FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG

Press Release:   “First quarter 2010”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contact:		Analyst/Investor contacts:

Media Office		Médard Schoenmaeckers		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel: Fax:	+41 61 323 23 23 +41 61 323 24 24			John Hudson
				Switzerland	+41 61 323 6793
				USA	+1 202 737 6520
www.syngenta.com

Basel, Switzerland, April 15, 2010

First quarter 2010

•	Northern hemisphere season well underway after late start

•	Outstanding performance in Latin America

•	Reported sales 3 percent lower at $3.5 billion

Reported sales in the first quarter of 2010 were 3 percent lower at $3.5 billion, benefiting from a weaker dollar. At constant exchange rates sales were 8 percent lower compared with a strong first quarter in 2009.

Crop Protection sales at $2.5 billion were down 8 percent (CER), due equally to volume and price. The northern hemisphere season started late, although business improved noticeably towards the end of the quarter. In Europe, the effect of a prolonged winter was compounded in France by the impact of new legislation on credit terms. In NAFTA, high channel inventories resulted in a competitive market, particularly for glyphosate and some selective herbicides. Latin America completed an excellent season with significantly higher sales. Soybean acreage in the region expanded and adequate rainfall increased disease pressure, resulting in greater usage intensity and a reinforcement of Syngenta’s market leading position. Growth also continued in the emerging markets of Asia, offsetting a weak start in Japan and Australia.

Selective Herbicides sales were lower compared with an exceptionally strong quarter in 2009, mainly owing to the delayed northern hemisphere season and a change in sales phasing in France and Germany. The decline in Non-selective Herbicides reflected pressures in the glyphosate market which will continue to affect comparisons until mid-2010. Fungicides saw good growth: sales of the leading product AMISTAR® were up by more than 40 percent, with a strong performance in Latin America and increased uptake in US corn. In Insecticides, newer products including ACTARA® and DURIVO® grew strongly, partially offsetting lower sales of older chemistries. In Seed Care double digit growth in Latin America and Asia Pacific was offset by the impact of high treated seed inventories in NAFTA; however, sales of AVICTA® expanded significantly with its launch on corn in the USA. Sales of Professional Products increased, with early signs of recovery in consumer-led markets.

Syngenta – April 15, 2010 / Page 1 of 3

Seeds sales were 6 percent lower (CER) at $1 billion, with volume down 6 percent and prices unchanged. After adjusting for advanced NAFTA Corn & Soybean sales in the fourth quarter of 2009, sales were 7 percent higher. Corn & Soybean sales on an adjusted basis were 6 percent higher, with a strong performance in the USA reflecting the expansion of the AGRISURE® 3000 GT triple stack offer. Sales of Diverse Field Crops grew strongly reflecting a recovery in Eastern European markets and the consolidation of the sunflower business acquired from Monsanto in September 2009. Vegetables also showed robust growth, notably in the emerging markets.

The northern hemisphere season is now progressing well after a late start, and this is expected to lead to a reduction in the high channel inventories which have contributed to lower crop protection prices. The company expects volume growth beginning in the second quarter and for the full year will benefit from lower raw material costs, favorable currency movements and further margin enhancement in Seeds. These elements will enable growth in operating income which will exceed earnings per share progression owing to higher tax and net financial expense, as indicated in February.

Syngenta is one of the world's leading companies with more than 25,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – April 15, 2010 / Page 2 of 3

Unaudited First Quarter Product Line and Regional Sales

Syngenta	Q1 2010 $m	Q1 2009 $m	Actual %	CER(1) %
Crop Protection	2510	2585	-3	-8
Seeds	1036	1054	-2	-6
Business Development	2	1	n/a	n/a
Inter-segment elimination(2)	(20)	(18)	n/a	n/a
Third Party Sales	3528	3622	-3	-8

Crop Protection
Product line
Selective Herbicides	743	801	-7	-13
Non-selective Herbicides	232	329	-29	-34
Fungicides	807	722	+12	+ 6
Insecticides	351	355	-1	-7
Seed Care	239	257	-7	-12
Professional Products	120	110	+9	+ 4
Others	18	11	+ 56	+ 54
Total	2510	2585	-3	-8
Regional
Europe, Africa and Middle East	959	987	-3	-10
NAFTA	720	893	-19	-23
Latin America	380	288	+ 32	+32
Asia Pacific	451	417	+ 8	-
Total	2510	2585	-3	-8

Seeds
Product line
Corn & Soybean	553	630	-12	-14
Diverse Field Crops	193	149	+ 30	+ 19
Vegetables	160	142	+13	+7
Flowers	130	133	-2	-6
Total	1036	1054	-2	-6
Regional
Europe, Africa and Middle East	465	408	+ 14	+ 5
NAFTA	497	580	-14	-15
Latin America	31	27	+ 16	+ 16
Asia Pacific	43	39	+ 10	+ 4
Total	1036	1054	-2	-6

(1)           Growth at constant exchange rates.
(2)           Crop Protection inter-segment sales to Seeds.

Syngenta – April 15, 2010 / Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	April 15, 2010	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes